Exhibit Y

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 30, 2017. All such transactions were sales or purchases effected in the open market, and the table includes commissions paid in per share prices.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
11/28/2017	Sell (1)	Common Stock	(200,094)	155.54
11/29/2017	Sell (1)	Common Stock	(602,160)	155.57
11/30/2017	Sell (1)	Common Stock	(185,030)	155.61
11/30/2017	Buy (2)	Common Stock	37,284	155.68

1.	This transaction represents a short sale against the box that will be covered within 20 days.
2.	These shares were purchased by Marcato International to cover a portion of the short sales.